Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

Date of Board Meeting

Proposals to Approve the Declaration and Payment of a Special Dividend

and Approve a New Dividend Policy

This announcement is made by Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) pursuant to Rules 13.09 and 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

The Company hereby announces that a meeting of its board of directors will be held on Tuesday, February 25, 2014 to consider, among other matters: (i) the recommendation, declaration and payment of a special dividend; and (ii) the approval of a new dividend policy.

As the Company has generated significant earnings and cash flow, in order to recognize the support of its shareholders, management has made a recommendation to our board on the payment of a special dividend to its shareholders and the establishment of a new dividend policy.

Our management has recommended the payment of a special dividend in the amount of approximately US$191.2 million (representing approximately US$0.115 per share or an equivalent of US$0.344 per American Depositary Share, based on our issued and outstanding share capital as at the date of this announcement).

Any declaration and payment of the special dividend, if approved by our board, will be subject to and conditional upon the satisfaction of, among other things, the passing of an ordinary resolution by the shareholders at an extraordinary general meeting declaring and approving the payment of the special dividend pursuant to the Company’s articles of association.

The new dividend policy proposed by management includes a plan to provide shareholders with (i) quarterly dividends in an aggregate amount per year at 30% of consolidated net income attributable to the Company; and (ii) where appropriate, special dividends from time to time in addition to the quarterly dividends.

A further announcement will be made after the board meeting to set out, among other matters, details of the special dividend and the dividend policy as approved by our board.

As the proposed special dividend and the dividend policy may or may not be approved by our board at the board meeting, and in the case of special dividend, the other conditions for its declaration and payment may or may not be fulfilled, shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, 13 February 2014

As at the date of this announcement, our board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co- Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

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